Filed by Koninklijke Ahold N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group

Commission File No.: 333-13302

Date: November 16, 2015

Press Release

Ahold and Delhaize announce future executive team of the intended combined company

Zaandam, the Netherlands – Ahold and Delhaize Group today announced the proposed Executive Committee of Ahold Delhaize, effective upon completion of the proposed merger of the two companies.

The future Executive Committee will be comprised of the Management Board members as announced on June 24, 2015, and will be supplemented by the following four members, in alphabetical order, who will report directly to the Ahold Delhaize CEO:

•	Marc Croonen, Chief Sustainability, Transformation & Communications Officer

•	Hanneke Faber, Chief E-Commerce & Innovation Officer

•	Jan Ernst de Groot, Chief Legal Officer

•	Abbe Luersman, Chief Human Resources Officer

Ahold and Delhaize Group have created two new important roles in the future Executive Committee to help shape and drive the company’s ambitions as a responsible and innovative retailer: Chief Sustainability, Transformation & Communications Officer and Chief E-Commerce & Innovation Officer. At the level of the Supervisory Board, these areas will be overseen by a Sustainability and Innovation Committee.

As announced, the proposed Ahold Delhaize Management Board consists of CEO Dick Boer, Deputy CEO and Chief Integration Officer Frans Muller, CFO Jeff Carr, COO Europe Pierre Bouchut, COO USA Kevin Holt, and COO USA James McCann.

The Management Board will be responsible for the overall management and decision-making of the new company and will have fiduciary responsibility towards the Supervisory Board and shareholders. The future Executive Committee will be charged with the day-to-day management of the company. With a strong and balanced leadership team with representation from both companies, it exhibits the right combination of functional capabilities and retail experience to steer a company that will greatly expand its reach to deliver even more for the customers and communities it serves. The team will be well-positioned to drive and support integration, while managing the businesses for continued customer service and commercial success.

On June 24, 2015, Ahold and Delhaize announced their intention to merge, creating an international retailer with a portfolio of strong, trusted local brands with more than 375,000 associates serving more than 50 million customers every week in the United States and Europe.

Ahold and Delhaize remain on track to complete their proposed merger by mid-2016. The appointment of the future Management Board members and other important elements of the merger are subject to shareholder approval and regulatory clearance as well as other customary conditions. More information can be found at www.adcombined.com.

Press Office: +31 88 659 5134 Investor Relations: +31 88 659 5213 www.ahold.com Follow us on Twitter: @AholdNews	Page 1/3

Press Release

2015/20

Cautionary notice

NO OFFER OR SOLICITATION

This communication is being made in connection with the proposed business combination transaction between Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) and Delhaize Group NV/SA (“Delhaize”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Ahold will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a prospectus. The prospectus will be mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize that are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and will be able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Ahold, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Ahold’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Ahold’s and Delhaize’s shareholders; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize the expected benefits from the transaction; Ahold’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Ahold’s plans and strategies being less than

Page 2/3

Press Release

anticipated; the effect of the announcement or completion of the proposed transaction on the ability of Ahold to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Ahold’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Ahold does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.